Filed by Uroplasty, Inc.
pursuant to Rule 425
Under the Securities Act of 1933
Deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Uroplasty, Inc.
Commission File No. 001-32632

December 22, 2014

Dear Valued International Sales and Marketing partner:

We are excited to share with you that Uroplasty has signed a merger agreement with Vision-Sciences to create a medical device company offering innovative technologies for the urology, gynecology, otolaryngology, and other markets. The combined company will be known as Cogentix Medical, with an expanded team to better serve our customers. In addition to the Uroplasty’s Urgent® PC and Macroplastique® products, the combined global product portfolio will include Vision-Sciences’ proprietary EndoSheath® endoscopy platforms. The EndoSheath innovation is an “always sterile, always ready” technology that reduces the risks of cross-contamination associated with the reuse or “reprocessing” of conventional endoscopes - which are difficult, costly, and time-consuming to clean and sterilize and, most importantly, susceptible to human error. There have been more than five million units of the EndoSheath technology sold with ZERO reported cases of cross contamination.

It is important to us that this combination does not disrupt your business and our mutual customers and patients in any way. We expect the transaction to close in the first half of 2015. In the meantime, there will be no immediate changes to how we do business. Sales, marketing, and distribution partners will continue to be served by Uroplasty and can continue to order products and services as usual. We are committed to our partners and international customer base receiving the same consistent level of engagement and support from your Uroplasty team that you currently receive.

As we progress through this interim period, it is our goal to continue to communicate with our partners and ensure no impact in your ability to market and sell our products. Should you have any questions, please feel free to contact Uroplasty sales management, or our customer care organization, or me directly. We thank you for your business and look forward to continuing to serve you.

We wish you and your organization a healthy, happy holiday season.

Best regards,

Rob Kill
President & CEO
Uroplasty, Inc.

US: 866-258-2182 | Int’l: +31 (0) 46 423 79 20 | UK: +44 800 032 5964 | www.uroplasty.com

Cautionary Statements Related to Forward-Looking Statements

This document includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Forward-looking statements in this document include, but are not limited to, statements about the benefits of the transaction; expected revenue growth rates; the expected timing of the completion of the transaction; and the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services. Each forward-looking statement contained in this document is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, uncertainties as to the timing of the transaction; uncertainties as to whether Uroplasty shareholders and Vision-Sciences shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of either company’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Uroplasty and Vision-Sciences may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on each company’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; and the risks identified under the heading “Risk Factors” in Uroplasty’s Annual Report on Form 10-K, for the fiscal year ended March 31, 2014, filed with the Securities and Exchange Commission (“SEC”) on June 9, 2014, and Vision-Sciences’ Annual Report on Form 10-K for the fiscal year ended March 31, 2014, filed with the SEC on May 30, 2014, as well as both companies’ subsequent Quarterly Reports on Form 10-Q and other information filed by each company with the SEC. Uroplasty and Vision-Sciences caution investors not to place considerable reliance on the forward-looking statements contained in this document. You are encouraged to read Uroplasty’s and Vision-Sciences’ filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this document speak only as of the date of this document, and Uroplasty and Vision-Sciences undertake no obligation to update or revise any of these statements. Uroplasty’s and Vision-Sciences’ businesses are subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Important Additional Information About This Transaction and Where to Find It

In connection with the proposed merger, Vision-Sciences plans to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Uroplasty and Vision-Sciences that also constitutes a prospectus of Vision-Sciences. Uroplasty and Vision-Sciences will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Uroplasty and Vision-Sciences with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Uroplasty and Vision-Sciences. Requests for copies of the joint proxy statement/prospectus and other documents filed by Uroplasty with the SEC may be made by contacting Brett Reynolds, Senior Vice President, Chief Financial Officer by phone at (952) 426-6152 or by email at brett.reynolds@uroplasty.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Vision-Sciences may be made by contacting Gary Siegel, Vice President, Finance by phone at (845) 848-1085 or by email at gary.siegel@visionsciences.com.

US: 866-258-2182 | Int’l: +31 (0) 46 423 79 20 | UK: +44 800 032 5964 | www.uroplasty.com

Uroplasty, Vision-Sciences, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Uroplasty’s and Vision-Sciences’ respective shareholders in connection with the proposed transaction. Information about the directors and executive officers of Uroplasty and their ownership of Uroplasty stock is set forth in Uroplasty’s annual report on Form 10-K for the fiscal year ended March 31, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on July 22, 2014. Information regarding Vision-Sciences’ directors and executive officers is contained in Vision-Sciences’ annual report on Form 10-K for the fiscal year ended March 31, 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on June 17, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Uroplasty and Vision-Sciences may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Uroplasty and Vision-Sciences shareholders will be included in the joint proxy statement/prospectus filed with the SEC.

US: 866-258-2182 | Int’l: +31 (0) 46 423 79 20 | UK: +44 800 032 5964 | www.uroplasty.com